RICHARDSON & PATEL LLP

November 2, 2011

Submitted via EDGAR as Correspondence

Ms. Jessica Dickerson
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Dais Analytic Corporation Amendment No. 2 to Registration Statement on Form S-1 File No. 333-176894

Dear Ms. Dickerson:

On behalf of Dais Analytic Corporation, (the “Company”), set forth below are the Company’s proposed response to comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated October 26, 2011.  We have reproduced the Staff’s comment in bold type for your convenience and have followed the comment with the Company’s proposed response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

General

1.
We note the acknowledgements provided by the company are acknowledgments associated with reports filed pursuant to the Securities Exchange Act of 1934, as amended. As you filed the registration statement pursuant to the Securities Act of 1933, as amended, please provide us with a written statement from the company, prior to effectiveness of the registration statement, acknowledging the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company has provided the acknowledgment as an attachment to this letter.

Ms. Jessica Dickerson
Securities and Exchange Commission
Re:  Dais Analytic Corporation
November 2, 2011

2.
We note your response to comment three of our letter dated October 7, 2011. However, it does not appear as if you have revised the pro-forma EPS information for the six months ended June 30, 2011 and June 30, 2010. Please amend your registration statement so that pro-forma EPS information for all periods presented, including these two periods, reflects only the impact of the anticipated reverse stock split.

The Company has amended the Summary Financial Data.

Exhibit 5.1

3.
Please tell us why counsel refers to the “resale” of the underwriter’s warrant rather than the offer and sale of the underwriter’s warrant by the company to MDB Capital Group LLC. Please have counsel revise its opinion letter as appropriate.

We have amended our opinion

*                           *                           *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (212) 879-9321.

Sincerely yours,

RICHARDSON & PATEL LLP

By:	/s/ Peter DiChiara

11552 Prosperous Drive
Odessa, FL 33556

November 2, 2011

Ms. Jessica Dickerson
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Dais Analytic Corporation Amendment No. 2 to Registration Statement on Form S-1 File No. 333-176894

Dear Ms. Dickerson:

In connection with the Company’s responses to the above comments, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Timothy N. Tangredi
Timothy N. Tangredi
Chief Executive Officer, President and Chairman